July 27, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Frank Wyman and Mary Mast

Re:	Sundial Growers Inc.
Form 20-F for the Year Ended December 31, 2020
Filed March 18, 2021
File No. 001-39005

Ladies and Gentlemen:

On behalf of our client, Sundial Growers Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated July 22, 2021 (the “Comment Letter”), to the Company regarding the Company’s above-referenced annual report filed on Form 20-F (File No. 001-39005) for the fiscal year ended December 31, 2020, filed with the SEC on March 18, 2021 (the “Annual Report”).

To facilitate your review of the Company’s responses, we have repeated your comment in italics followed immediately by the response of the Company. Simultaneously with the transmission of this letter, the Company is filing via EDGAR its amendment to the Annual Report on Form 20-F (the “Amended Annual Report”), responding to the Staff’s comment.

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Form 20-F for the Year Ended December 31, 2020

Exhibits 12.1 and 12.2, page 76

1.

We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please amend the 20-F to revise the certifications to include the introductory language of paragraph 4 to reference your internal controls.

In response to the Staff’s comment, the Company has revised Exhibits 12.1 and 12.2 to include the introductory language of paragraph 4 to reference its internal controls and is attaching such Exhibits to the Amended Annual Report which is being filed on EDGAR simultaneously with the transmission of this letter.

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We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Annual Report, please do not hesitate to contact me at (212) 848-7974.

Yours very truly,

/s/ Jason Lehner
Jason Lehner

cc:	James Keough
Chief Financial Officer
Sundial Growers Inc.